UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 1, 2012**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On November 1, 2012, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three and nine months ended September 30, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Current Report. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 1, 2012, announcing its results of operations for the three and nine months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: November 1, 2012

By: /s/ Jeffrey D. Symes

Name: Jeffrey D. Symes

Title: Senior Vice President, Chief Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 1, 2012, announcing its results of operations for the three and nine months ended September 30, 2012.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

<u>**For Immediate Release:**</u>

FELCOR REPORTS THIRD QUARTER RESULTS
• RevPAR increased 6.2%, exceeding industry average
• Asset sale program proceeding as planned
• Continues to lower cost of debt and extend maturities

IRVING, Texas…November 1, 2012 - FelCor Lodging Trust Incorporated (NYSE: FCH), today reported operating results for the third quarter ended September 30, 2012.

Summary:

- Revenue per available room ("RevPAR") for 66 same-store hotels (45 core and 21 non-strategic) increased 6.2% for the quarter.

- Adjusted EBITDA was $53.2 million.

- Adjusted funds from operations ("FFO") per share was $0.08.

- Net loss was $19.6 million.

- Sold three non-strategic hotels (one in August and two in October) for $95.5 million. Proceeds were used to repay debt and the remaining $38 million of accrued preferred dividends on October 31. Expect to sell one additional non-strategic hotel for gross proceeds of $8.7 million. To date, we have sold 19 of 39 hotels.

- Closed five non-crossed 10-year secured loans bearing an average interest rate of 4.95%, raising $160.8 million. Used a portion of the proceeds to repay a $107 million mortgage loan (secured by seven properties) at 9.02%.

Third Quarter Operating Results:

RevPAR for 66 same-store hotels was $107.78, a 6.2% increase compared to the same period in 2011. The increase reflects a 6.9% increase in average daily rate ("ADR") to $144.06 and a 50 basis point decrease in occupancy to 74.8%. RevPAR for our core hotels increased 6.6%, while RevPAR at our non-strategic hotels increased 4.7%. RevPAR at newly-acquired and redeveloped hotels increased 12.0% during the quarter and 14.3% during the month of September.

Commenting on third quarter results, Richard A. Smith, President and Chief Executive Officer of FelCor, said, "I am pleased with our results, as our RevPAR growth exceeded the industry average. Our efforts to remix customer segments and increase ADR have been successful, and ADR growth exceeded our expectations. While food and beverage profit was significantly above prior year, it was below our expectations and impacted our margins. Nonetheless, our operating results met the low-end of our expectations. Overall, lodging fundamentals remain strong.

Transient demand continues to be solid, and supply growth is at historically low levels. These tailwinds will bolster U.S. RevPAR growth for the next few years."

Added Mr. Smith, "We have made great progress repositioning the portfolio and restructuring the balance sheet. As of today, we will have sold 10 non-strategic hotels this year, including four since the second quarter. Our asset sale program is ahead of plan and we are currently in discussions with buyers for an additional six hotels. Our strategy will result in a high-growth, diversified portfolio that will outperform the industry for the foreseeable future. We have used sale proceeds to pay all the accrued preferred dividends and to support our overall balance sheet restructuring plan to lower our leverage and cost of capital. During the quarter, we repaid our lone 2013 debt maturity and refinanced a 2014 debt maturity at a much higher loan-to-value, while reducing interest rates significantly."

Hotel EBITDA was $59.2 million, which was 8.4% higher than the same period in 2011. Hotel EBITDA and other same-store metrics reflect 66 same-store hotels.

Same-store Adjusted EBITDA was $51.6 million, 9.9% higher than the $46.9 million for the same period in 2011. Adjusted EBITDA (which includes Adjusted EBITDA for sold hotels prior to sale) was $53.2 million, 2.4% higher than the same period in 2011.

Adjusted FFO was $10.0 million, or $0.08 per share, compared to $0.05 per share for the same period in 2011. Net loss attributable to common stockholders was $28.7 million, or $0.23 per share for the quarter, compared to a net loss of $32.5 million, or $0.26 per share, for the same period in 2011.

EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 18 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Year to Date Operating Results:

RevPAR for 66 same-store hotels was $104.31, a 5.1% increase compared to the same period in 2011. The increase was driven by a 5.8% increase in ADR to $141.91. Displacement from renovations and redevelopments adversely affected revenue by $10 million.

Hotel EBITDA was $174.8 million, 6.1% higher than the $164.8 million for the same period in 2011.

Same-store Adjusted EBITDA was $147.0 million, 8.1% higher than the $136.0 million for the same period in 2011. Adjusted EBITDA (which includes Adjusted EBITDA for sold hotels prior to sale) was $160.8 million, 0.2% higher than the same period in 2011.

Adjusted FFO was $30.3 million, or $0.24 per share, which is $0.07 per share higher than the prior year. Net loss attributable to common stockholders was $64.7 million, or $0.52 per share for the nine months ended September 30, 2012, compared to a net loss of $125.8 million, or $1.10 per share, for the same period in 2011.

Portfolio Repositioning:

During the quarter, we sold the 222-room Embassy Suites - Anaheim-North for $25.5 million.

On October 25, 2012, we completed the sale of the 370-room Embassy Suites - New Orleans-Convention Center and the 296-room Embassy Suites - Nashville-Airport for an aggregate purchase price of $70 million. The hotels' operating performance is included in discontinued operations during the third quarter and year-to-date.

We have agreed to sell the Sheraton Crescent Hotel in Phoenix for $8.7 million. The buyer made a hard-money deposit toward the purchase price, and we expect the sale to close in the immediate future.

Through today, we will have sold 19 of 39 non-strategic hotels as part of our portfolio repositioning plan. Twenty non-strategic hotels remain to be sold. Of those, 10 have been brought to market or are in the preliminary marketing stage. We are currently in discussion with buyers to sell six of these hotels. Ten remaining hotels will be brought to market in 2013. We will use the proceeds from dispositions to repay debt and augment our balance sheet, which, when fully restructured, will provide a flexible foundation for improved long-term FFO and stockholder value.

Capital Expenditures:

We spent $26.9 million and $101.0 million on capital improvements at our operating hotels during the three and nine months ended September 30, 2012, respectively (including our *pro rata* share of joint venture expenditures).

During 2012, we anticipate spending approximately $85 million on improvements and renovations, a majority of which is focused on 12 hotels, including six of our largest properties. We will also spend $35 million this year on value-enhancing redevelopment projects at three hotels: Morgans, the Embassy Suites-Myrtle Beach-Oceanfront Resort and The Fairmont Copley Plaza. Please see page 12 of this release for more detail on renovations.

Our redevelopment of the 4+ star Knickerbocker Hotel, located in midtown Manhattan, is progressing as planned. We have spent $18 million in excess of the acquisition costs to date, and this project remains on schedule and on budget, with opening scheduled at the end of 2013.

Balance Sheet:

At September 30, 2012, we had $1.6 billion of consolidated debt, with an average interest rate of 7.5%. Our debt has a weighted average maturity of 4.8 years and none of our debt matures before June 2014. We had $112.1 million of cash and cash equivalents and $81.6 million in restricted cash as of September 30, 2012.

During the quarter, we closed five single asset-mortgage loans totaling $160.8 million. The 10-year loans mature in 2022, bear an average fixed interest rate of 4.95% and are not cross-collateralized. A portion of the proceeds from the new loans were used to repay the 9.02% mortgage loan, which had an outstanding balance of $107 million and would have otherwise matured in 2014. The repaid loan was secured by a pool of seven hotels, including four of the five hotels mortgaged to support the new loans. The remaining three hotels that secured the repaid loan (two of which are non-strategic) are now unencumbered.

We also repaid the remaining $60 million balance of a CMBS loan using excess proceeds from the new loan and recent asset sales. This repaid loan, which would have otherwise matured in 2013, was secured by five properties. Of these five properties, one property now secures a new loan and the remaining four are now unencumbered.

On October 31, we paid dividends of $2.39 per share on our Series A Preferred Stock and $2.45 per depositary share evidencing the Series C Preferred Stock. The dividend payment to holders of the Series A Preferred Stock included the current quarterly dividends of $0.4875 per share and accrued preferred dividends of $1.9025 per share. The dividend payment to holders of the Series C Preferred Stock included the current quarterly dividends of $0.50 per depositary share and accrued preferred dividends of $1.95 per depositary share. FelCor has now paid all of the outstanding accrued preferred dividends.

Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer, said, "We continue to progress toward completely restructuring our balance sheet, including reducing leverage, reducing our average interest rate and extending and staggering our debt maturity profile. We have lowered our weighted-average cost of debt by 23 basis points in the last twelve months and expect to ultimately reduce our cost of debt to roughly 6.0%, as we repay and refinance debt."

Outlook:

Our 2012 operating outlook reflects updated timing for asset sales and third quarter results, which met the low-end of our expectations. We are increasing the low-end of our Adjusted EBITDA guidance and maintaining the low-end of our same-store Adjusted EBITDA guidance for 57 hotels.

During 2012, we anticipate:
- Same-store RevPAR to increase between 5.5% and 6.0%;
- Adjusted EBITDA to be between $200 million and $204 million;
- Adjusted FFO per share to be between $0.21 and $0.25;
- Net loss attributable to FelCor to be between $40 million and $36 million; and
- Interest expense, including *pro rata* share of joint ventures, to be $129 million.

Our previous outlook assumed the sale of 12 hotels (three of which have been sold and one will be sold in the immediate future). For comparing to our previous outlook, we are providing the following data that reconciles the current Adjusted EBITDA outlook to 2012 Same-store Adjusted EBITDA (in millions). Same-store Adjusted EBITDA reflects EBITDA for 57 hotels (i.e., giving pro forma effect to selling the remaining hotels):

	Low	Mid	High
Current Adjusted EBITDA Outlook	$ 200	$ 202	$ 204
Discontinued Operations[a]	(29)	(30)	(31)
Same-store Adjusted EBITDA (57 hotels)	$ 171	$ 172	$ 173

(a) EBITDA from January 1, 2012 through the dates of sale of nine hotels sold to date and one hotel expected to sell in the immediate future, plus EBITDA for the full year for eight remaining sale hotels.

About FelCor:

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 67 properties located in major markets throughout 22 states. FelCor's diversified portfolio of hotels and resorts are flagged under global brands such as: Doubletree®, Embassy Suites Hotels®, Hilton®, Fairmont®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our third quarter earnings Conference Call on Thursday, November 1, 2012 at 10:00 a.m. (Central Time). The conference call will be Webcast simultaneously on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three and nine month period ended September 30, 2012.

TABLE OF CONTENTS

(a)   Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Revenues:				
Hotel operating revenue:				
Room	$ 188,886	$ 177,858	$ 544,664	$ 507,375
Food and beverage	33,673	30,288	109,472	104,102
Other operating departments	12,237	13,488	38,177	38,591
Other revenue	1,441	1,394	2,672	2,630
Total revenues	236,237	223,028	694,985	652,698
Expenses:				
Hotel departmental expenses:				
Room	49,794	47,805	144,419	135,514
Food and beverage	29,176	26,892	89,354	82,935
Other operating departments	5,593	5,979	16,976	17,555
Other property-related costs	63,940	61,944	188,428	179,399
Management and franchise fees	10,895	10,245	32,188	30,033
Taxes, insurance and lease expense	25,353	23,015	71,983	64,231
Corporate expenses	5,695	6,258	20,074	22,705
Depreciation and amortization	31,749	29,891	92,544	88,960
Impairment loss	—	—	1,335	7,003
Other expenses	2,163	1,208	3,926	3,455
Total operating expenses	224,358	213,237	661,227	631,790
Operating income	11,879	9,791	33,758	20,908
Interest expense, net	(31,359)	(32,865)	(93,547)	(98,172)
Debt extinguishment	(11,661)	(21)	(11,808)	(27,599)
Gain on involuntary conversion, net	—	109	—	292
Loss before equity in income (loss) from unconsolidated entities	(31,141)	(22,986)	(71,597)	(104,571)
Equity in income (loss) from unconsolidated entities	1,536	249	2,674	(1,303)
Loss from continuing operations	(29,605)	(22,737)	(68,923)	(105,874)
Income (loss) from discontinued operations	10,050	(639)	32,535	8,375
Net loss	(19,555)	(23,376)	(36,388)	(97,499)
Net loss attributable to noncontrolling interests in other partnerships	386	378	440	269
Net loss attributable to redeemable noncontrolling interests in FelCor LP	144	166	329	469
Net loss attributable to FelCor	(19,025)	(22,832)	(35,619)	(96,761)
Preferred dividends	(9,678)	(9,678)	(29,034)	(29,034)
Net loss attributable to FelCor common stockholders	$ (28,703)	$ (32,510)	$ (64,653)	$ (125,795)
Basic and diluted per common share data:				
Loss from continuing operations	$ (0.31)	$ (0.26)	$ (0.78)	$ (1.18)
Net loss	$ (0.23)	$ (0.26)	$ (0.52)	$ (1.10)
Basic and diluted weighted average common shares outstanding	123,640	123,062	123,648	113,908

-more-

Consolidated Balance Sheets
(in thousands)

	September 30, 2012	December 31, 2011
Assets		
Investment in hotels, net of accumulated depreciation of $931,508 and $987,895 at September 30, 2012 and December 31, 2011, respectively	$ 1,813,845	$ 1,953,795
Hotel development	138,749	120,163
Investment in unconsolidated entities	57,352	70,002
Hotels held for sale	40,822	—
Cash and cash equivalents	112,119	93,758
Restricted cash	81,642	84,240
Accounts receivable, net of allowance for doubtful accounts of $419 and $333 at September 30, 2012 and December 31, 2011, respectively	34,722	27,135
Deferred expenses, net of accumulated amortization of $14,262 and $13,119 at September 30, 2012 and December 31, 2011, respectively	25,362	29,772
Other assets	27,040	24,363
Total assets	$ 2,331,653	$ 2,403,228
Liabilities and Equity		
Debt, net of discount of $24,406 and $32,069 at September 30, 2012 and December 31, 2011, respectively	$ 1,598,094	$ 1,596,466
Distributions payable	46,306	76,293
Accrued expenses and other liabilities	159,817	140,548
Total liabilities	1,804,217	1,813,307
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP, 625 and 636 units issued and outstanding at September 30, 2012 and December 31, 2011	3,236	3,026
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at September 30, 2012 and December 31, 2011	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at September 30, 2012 and December 31, 2011	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized; 124,229 and 124,281 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	1,242	1,243
Additional paid-in capital	2,353,538	2,353,251
Accumulated other comprehensive income	26,228	25,738
Accumulated deficit	(2,362,324)	(2,297,468)
Total FelCor stockholders' equity	497,458	561,538
Noncontrolling interests in other partnerships	26,742	25,357
Total equity	524,200	586,895
Total liabilities and equity	$ 2,331,653	$ 2,403,228

Consolidated Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate (%)	Maturity Date	September 30, 2012	December 31, 2011
Line of credit	10	L + 4.50	August 2014[a]	$ 117,000	$ —
Hotel mortgage debt					
Mortgage debt	5 [b]	6.66	June - August 2014	65,935	67,375
Mortgage debt	7	L + 5.10 [c]	April 2015	186,529	202,982
Mortgage debt	1	5.81	July 2016	10,521	10,876
Mortgage debt	4 [b]	4.95	October 2022	128,500	—
Mortgage debt	1	4.94	October 2022	32,250	—
Senior notes					
Senior secured notes	6	6.75	June 2019	525,000	525,000
Senior secured notes[d]	11	10.00	October 2014	467,499	459,931
Other[e]	—	L + 1.50	December 2012	64,860	64,860
Retired debt	—	—	—	—	265,442
Total	45			$ 1,598,094	$ 1,596,466

(a) Our $225 million line of credit can be extended for one year (to 2015), subject to satisfying certain conditions.

(b) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(c) LIBOR (for this loan) is subject to a 3% floor. We purchased an interest rate cap ($202 million notional amount) that caps LIBOR at 5.4% and expires May 2013.

(d) These notes have $492 million in aggregate principal outstanding ($144 million and $96,000 in aggregate principal amount was redeemed in June 2011 and January 2012, respectively) and were initially sold at a discount that provided an effective yield of 12.875% before transaction costs.

(e) This loan is related to our Knickerbocker redevelopment project and is fully secured by restricted cash and a mortgage. Because we were able to assume an existing loan when we purchased this hotel, we were not required to pay any local mortgage recording tax. When that loan is transferred to a new lender and made part of our construction loan, we expect to only pay such tax to the extent of the incremental principal amount of the construction loan.

Schedule of Encumbered Hotels
(dollars in millions)

September 30, 2012

Consolidated Debt	Balance	Encumbered Hotels
Line of credit	$117	Charlotte SouthPark - DT, Dana Point - DTGS, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara Goleta - HI and Santa Monica at the Pier - HI
Mortgage debt	$187	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
CMBS debt[a]	$129	Birmingham - ES, Ft. Lauderdale - ES, Minneapolis Airport - ES, and Napa Valley - ES
CMBS debt[a]	$ 66	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 32	Deerfield Beach - ES
CMBS debt	$ 11	Indianapolis North - ES
Senior secured notes	$525	Boston Copley - FMT, Los Angeles International Airport - ES, Indian Wells Esmeralda Resort & Spa - REN, St. Petersburg Vinoy Resort & Golf Club - REN, Morgans and Royalton
Senior secured notes	$467	Atlanta Airport - SH, Boston Beacon Hill - HI, Myrtle Beach Resort - ES, Nashville Opryland -Airport - HI, New Orleans French Quarter - HI, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Waterfront - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR and Toronto Airport - HI

(a) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

Capital Expenditures
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Improvements and additions to majority-owned hotels	$ 26,636	$ 22,226	$ 99,985	$ 57,470
Partners' pro rata share of additions to consolidated joint venture hotels	(190)	(286)	(819)	(726)
Pro rata share of additions to unconsolidated hotels	440	778	1,804	2,250
Total additions to hotels[a]	$ 26,886	$ 22,718	$ 100,970	$ 58,994

(a) Includes capitalized interest, property taxes, ground leases and certain employee costs.

Hotels Under Renovation or Redevelopment During 2012

	Primary Areas	Start Date	End Date
Renovations			
Austin-DTGS	guestrooms, corridors, public areas, entrance, F&B upgrade	Jun-2011	Feb-2012
Mandalay Beach-ES	guestrooms, corridors, lobby, exterior	Oct-2011	May-2012
Philadelphia Society Hill-SH	guest rooms, corridors, public areas, meeting space, re-concept F&B	Nov-2011	Apr-2012
Napa Valley-ES	guestrooms, corridors, public areas	Nov-2011	Apr-2012 [a]
Charlotte SouthPark-DT	guestrooms, corridors, exterior, lobby, upgrade F&B	Nov-2011	May-2012
Pittsburgh University Center-HI	guestrooms, public areas, meeting space	Dec-2011	Mar-2012
Boston Beacon Hill-HI	guestrooms, lobby, F&B	Dec-2011	Apr-2012
Renaissance Esmeralda Resort	guestrooms, corridors	Jun-2012	Oct-2012
LAX South - ES	guestrooms, corridors	Sep-2012	Mar-2013
Redevelopments			
Myrtle Beach Oceanfront Resort-ES	public space, lobby, re-concept F&B	Oct-2011	Apr-2012
Boston Copley Plaza-FMT	guestrooms, corridors, public areas, meeting space, fitness area, re-concept F&B	Nov-2011	July-2012
Morgans	guestroom additions, public areas, fitness area, re-concept F&B	Feb-2012	Dec-2012

(a) The public area renovation will begin in the fourth quarter 2012.

Supplemental Financial Data

(in thousands, except per share information)

Total Enterprise Value		September 30, 2012		December 31, 2011
Common shares outstanding		124,229		124,281
Units outstanding		625		636
Combined shares and units outstanding		124,854		124,917
Common stock price	$	4.74	$	3.05
Market capitalization	$	591,808	$	380,997
Series A preferred stock[a]		309,362		309,362
Series C preferred stock[a]		169,412		169,412
Consolidated debt		1,598,094		1,596,466
Noncontrolling interests of consolidated debt		(2,831)		(2,894)
Pro rata share of unconsolidated debt		74,449		75,178
Hotel development		(138,749)		(120,163)
Cash and cash equivalents		(112,119)		(93,758)
Total enterprise value (TEV)	$	2,489,426	$	2,314,600

(a)   Book value based on issue price.

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations for two hotels designated as held for sale, for seven hotels sold in 2012, and eight hotels sold in 2011. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Operating revenue	$ 7,558	$ 25,477	$ 49,506	$ 99,556
Operating expenses	(7,065)	(25,684) [a]	(40,831)	(97,265) [a]
Operating income (loss)	493	(207)	8,675	2,291
Interest expense, net	(239)	(799)	(1,991)	(4,548)
Debt extinguishment	(126)	(334)	(790)	3,282
Loss on involuntary conversion, net of tax	—	—	—	(12)
Gain on sale, net of tax	9,922	701	26,641	7,362
Income (loss) from discontinued operations	10,050	(639)	32,535	8,375
Depreciation and amortization	946	4,313	4,933	16,099
Interest expense	239	800	1,991	4,551
Noncontrolling interest in other partnerships	—	13	—	13
EBITDA from discontinued operations	11,235	4,487	39,459	29,038
Impairment loss	—	946	—	6,247
Hurricane loss	228	—	228	—
Debt extinguishment	126	334	790	(3,282)
Loss on involuntary conversion, net of tax	—	—	—	12
Gain on sale, net of tax	(9,922)	(701)	(26,641)	(7,362)
Adjusted EBITDA from discontinued operations	$ 1,667	$ 5,066	$ 13,836	$ 24,653

(a) Includes a $946,000 impairment charge for the three months ended September 30, 2011 and a $6.2 million impairment charge for the nine months ended September 30, 2011.

Hotel Portfolio Composition

The following table illustrates the distribution of same-store hotels.

Brand	Hotels	Rooms	% of Total Rooms	2011 Hotel EBITDA (in thousands)[a]
Embassy Suites Hotels	21	5,743	30	$ 79,999
Holiday Inn	9	3,120	16	32,543
Doubletree and Hilton	5	1,206	6	15,352
Sheraton and Westin	4	1,604	8	15,203
Renaissance and Marriott	3	1,321	7	11,357
Fairmont	1	383	3	5,700
Morgans and Royalton	2	282	1	3,845
Core hotels	**45**	**13,659**	**71**	**163,999**
Non-strategic hotels	21	5,505	29	46,989
Same-store hotels	**66**	**19,164**	**100**	**$ 210,988**

Market				
San Francisco area	4	1,637	9	$ 16,813
Boston	3	916	5	14,031
Los Angeles area	3	677	4	13,731
South Florida	3	923	5	13,116
New York area	4	817	4	9,703
Philadelphia	2	728	4	8,808
Atlanta	3	952	5	8,420
Myrtle Beach	2	640	3	7,862
Dallas	2	784	4	7,153
San Diego	1	600	3	6,144
Other markets	18	4,985	25	58,218
Core hotels	**45**	**13,659**	**71**	**163,999**
Non-strategic hotels	21	5,505	29	46,989
Same-store hotels	**66**	**19,164**	**100**	**$ 210,988**

Location				
Urban	16	4,931	26	$ 64,858
Airport	10	3,267	17	35,579
Resort	10	2,928	16	35,204
Suburban	9	2,533	12	28,358
Core hotels	**45**	**13,659**	**71**	**163,999**
Non-strategic hotels	21	5,505	29	46,989
Same-store hotels	**66**	**19,164**	**100**	**$ 210,988**

(a) Hotel EBITDA is more fully described on page 26.

The following tables set forth occupancy, ADR and RevPAR for the three and nine months ended September 30, 2012 and 2011, and the percentage changes therein for the periods presented, for our same-store Consolidated Hotels included in continuing operations.

Detailed Operating Statistics by Brand

| | Occupancy (%) | | | | | |
| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	76.7	80.1	(4.3)	76.4	77.9	(1.9)
Holiday Inn	82.1	82.4	(0.3)	76.9	76.5	0.5
Doubletree and Hilton	78.1	76.2	2.5	71.9	70.9	1.4
Sheraton and Westin	69.0	67.1	2.8	65.8	67.8	(2.9)
Renaissance and Marriott	68.3	63.0	8.4	71.3	68.9	3.4
Fairmont	81.7	83.1	(1.7)	62.0	73.5	(15.7)
Morgans and Royalton	85.6	86.3	(0.8)	83.2	86.1	(3.4)
Core hotels (45)	**76.7**	**77.4**	**(0.9)**	**74.1**	**75.0**	**(1.2)**
Non-strategic hotels (24)	70.1	70.1	(0.1)	72.0	71.4	0.8
Same-store hotels (66)	**74.8**	**75.3**	**(0.7)**	**73.5**	**74.0**	**(0.6)**

| | ADR ($) | | | | | |
| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	146.48	137.34	6.7	145.14	137.96	5.2
Holiday Inn	155.56	141.23	10.1	143.96	131.10	9.8
Doubletree and Hilton	142.08	132.03	7.6	139.02	132.94	4.6
Sheraton and Westin	114.61	111.93	2.4	112.28	111.93	0.3
Renaissance and Marriott	171.56	155.56	10.3	194.01	177.49	9.3
Fairmont	275.15	249.60	10.2	281.34	245.10	14.8
Morgans and Royalton	295.74	284.71	3.9	289.76	274.93	5.4
Core hotels (45)	**154.26**	**143.37**	**7.6**	**151.69**	**142.65**	**6.3**
Non-strategic hotels (24)	116.60	111.31	4.8	117.12	112.27	4.3
Same-store hotels (66)	**144.06**	**134.74**	**6.9**	**141.91**	**134.17**	**5.8**

| | RevPAR ($) | | | | | |
| | Three Months Ended September 30, | | | Nine Months Ended September 30, | | |
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	112.30	110.00	2.1	110.84	107.41	3.2
Holiday Inn	127.79	116.39	9.8	110.66	100.30	10.3
Doubletree and Hilton	111.00	100.61	10.3	99.99	94.28	6.1
Sheraton and Westin	79.09	75.15	5.2	73.91	75.89	(2.6)
Renaissance and Marriott	117.18	97.98	19.6	138.32	122.33	13.1
Fairmont	224.93	207.53	8.4	174.41	180.20	(3.2)
Morgans and Royalton	253.11	245.67	3.0	241.05	236.74	1.8
Core hotels (45)	**118.37**	**111.02**	**6.6**	**112.43**	**106.96**	**5.1**
Non-strategic hotels (24)	81.73	78.06	4.7	84.30	80.19	5.1
Same-store hotels (66)	**107.78**	**101.49**	**6.2**	**104.31**	**99.23**	**5.1**

Comparable Hotels Operating Statistics for Our Top Markets

Occupancy (%)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	89.7	89.5	0.2	82.4	81.0	1.7
Boston	81.4	84.5	(3.7)	70.4	79.2	(11.1)
Los Angeles area	80.2	86.4	(7.2)	81.0	80.3	0.8
South Florida	72.7	74.2	(2.0)	78.5	79.2	(0.9)
New York area	78.5	83.7	(6.2)	76.8	78.9	(2.6)
Philadelphia	72.8	75.6	(3.8)	66.6	72.0	(7.4)
Atlanta	75.6	75.9	(0.5)	75.0	76.7	(2.2)
Myrtle Beach	82.1	80.4	2.0	66.5	64.8	2.6
Dallas	60.7	61.2	(0.8)	65.2	65.1	0.2
San Diego	88.3	87.9	0.5	83.2	80.4	3.4
Other markets	72.9	72.0	1.3	72.1	72.4	(0.4)
Core hotels (45)	**76.7**	**77.4**	**(0.9)**	**74.1**	**75.0**	**(1.2)**
Non-strategic hotels (21)	70.1	70.1	(0.1)	72.0	71.4	0.8
Same-store hotels (66)	**74.8**	**75.3**	**(0.7)**	**73.5**	**74.0**	**(0.6)**

ADR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	190.07	165.02	15.2	171.84	148.81	15.5
Boston	217.57	197.56	10.1	206.71	185.42	11.5
Los Angeles area	173.31	162.41	6.7	156.34	151.80	3.0
South Florida	115.28	113.30	1.7	147.52	142.58	3.5
New York area	205.13	195.32	5.0	202.24	193.30	4.6
Philadelphia	145.95	131.40	11.1	147.82	133.01	11.1
Atlanta	107.82	104.65	3.0	108.54	104.87	3.5
Myrtle Beach	174.37	169.53	2.9	153.84	149.24	3.1
Dallas	105.38	99.74	5.6	105.98	110.01	(3.7)
San Diego	138.88	127.11	9.3	130.99	121.13	8.1
Other markets	138.39	129.66	6.7	143.81	137.13	4.9
Core hotels (45)	**154.26**	**143.37**	**7.6**	**151.69**	**142.65**	**6.3**
Non-strategic hotels (21)	116.60	111.31	4.8	117.12	112.27	4.3
Same-store hotels (66)	**144.06**	**134.74**	**6.9**	**141.91**	**134.17**	**5.8**

RevPAR ($)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	170.41	147.69	15.4	141.59	120.59	17.4
Boston	177.00	166.90	6.1	145.53	146.77	(0.8)
Los Angeles area	139.00	140.32	(0.9)	126.59	121.96	3.8
South Florida	83.83	84.05	(0.3)	115.85	112.96	2.6
New York area	160.99	163.48	(1.5)	155.35	152.47	1.9
Philadelphia	106.19	99.33	6.9	98.51	95.75	2.9
Atlanta	81.46	79.44	2.5	81.43	80.47	1.2
Myrtle Beach	143.13	136.38	4.9	102.26	96.73	5.7
Dallas	63.98	61.03	4.8	69.08	71.59	(3.5)
San Diego	122.69	111.78	9.8	108.93	97.41	11.8
Other markets	100.89	93.35	8.1	103.75	99.28	4.5
Core hotels (45)	**118.37**	**111.02**	**6.6**	**112.43**	**106.96**	**5.1**
Non-strategic hotels (21)	81.73	78.06	4.7	84.30	80.19	5.1
Same-store hotels (66)	**107.78**	**101.49**	**6.2**	**104.31**	**99.23**	**5.1**

Historical Operating Statistics

	Occupancy (%)				
	Q4 2011	2011	Q1 2012	Q2 2012	Q3 2012
Core hotels (45)	67.2	73.0	68.1	77.5	76.7
Non-strategic hotels (21)	66.1	70.1	72.1	73.8	70.1
Same-store hotels (66)	66.9	72.1	69.3	76.4	74.8

	ADR ($)				
	Q4 2011	2011	Q1 2012	Q2 2012	Q3 2012
Core hotels (45)	144.55	143.10	144.75	155.22	154.26
Non-strategic hotels (21)	111.10	111.99	118.32	116.44	116.60
Same-store hotels (66)	135.19	134.42	136.81	144.41	144.06

	RevPAR ($)				
	Q4 2011	2011	Q1 2012	Q2 2012	Q3 2012
Core hotels (45)	97.11	104.43	98.62	120.25	118.37
Non-strategic hotels (21)	73.40	78.48	85.27	85.92	81.73
Same-store hotels (66)	90.40	96.97	94.76	110.34	107.78

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Three Months Ended September 30, | | | | | |
| | 2012 | | | 2011 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$(19,555)			$(23,376)		
Noncontrolling interests	530			544		
Preferred dividends	(9,678)			(9,678)		
Net loss attributable to FelCor common stockholders	(28,703)	123,640	$ (0.23)	(32,510)	123,062	$ (0.26)
Depreciation and amortization	31,749	—	0.26	29,891	—	0.24
Depreciation, discontinued operations and unconsolidated entities	3,664	—	0.03	7,508	—	0.06
Impairment loss, discontinued operations	—	—	—	946	—	0.01
Gain on sale of hotels	(9,922)	—	(0.08)	(701)	—	(0.01)
Gain on involuntary conversion	—	—	—	(109)	—	—
Noncontrolling interests in FelCor LP	(144)	626	(0.01)	(166)	638	—
Conversion of unvested restricted stock	—	—	—	—	709	—
FFO	(3,356)	124,266	(0.03)	4,859	124,409	0.04
Acquisition costs	16	—	—	413	—	0.01
Hurricane loss	851	—	0.01	—	—	—
Hurricane loss, discontinued operations and unconsolidated entities	231	—	—	—	—	—
Debt extinguishment, including discontinued operations	11,786	—	0.09	355	—	—
Severance costs	71	—	—	—	—	—
Abandoned projects	219	—	—	—	—	—
Pre-opening costs	202	—	—	—	—	—
Conversion of unvested restricted stock	—	358	0.01	—	—	—
Adjusted FFO	$ 10,020	124,624	$ 0.08	$ 5,627	124,409	$ 0.05

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Nine Months Ended September 30, | | | | | |
| | 2012 | | | 2011 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (36,388)			$ (97,499)		
Noncontrolling interests	769			738		
Preferred dividends	(29,034)			(29,034)		
Net loss attributable to FelCor common stockholders	(64,653)	123,648	$ (0.52)	(125,795)	113,908	$ (1.10)
Depreciation and amortization	92,544	—	0.75	88,960	—	0.78
Depreciation, discontinued operations and unconsolidated entities	13,315	—	0.11	25,750	—	0.23
Gain on involuntary conversion	—	—	—	(292)	—	—
Loss on involuntary conversion, discontinued operations	—	—	—	12	—	—
Impairment loss	1,335	—	0.01	7,003	—	0.06
Impairment loss, discontinued operations	—	—	—	6,247	—	0.05
Gain on sale of hotels	(26,641)	—	(0.22)	(7,362)	—	(0.06)
Noncontrolling interests in FelCor LP	(329)	630	—	(469)	453	(0.01)
Conversion of unvested restricted stock	—	280	—	—	—	—
FFO	15,571	124,558	0.13	(5,946)	114,361	(0.05)
Acquisition costs	114	—	—	1,359	—	0.01
Hurricane loss	851	—	0.01	—	—	—
Hurricane loss, discontinued operations and unconsolidated entities	231	—	—	—	—	—
Debt extinguishment, including discontinued operations	12,598	—	0.10	24,316	—	0.21
Severance costs	451	—	—	—	—	—
Abandoned projects	219	—	—	—	—	—
Pre-opening costs	245	—	—	—	—	—
Conversion of unvested restricted stock	—	—	—	—	828	—
Adjusted FFO	$ 30,280	124,558	$ 0.24	$ 19,729	115,189	$ 0.17

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA and Same-store Adjusted EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Net loss	$ (19,555)	$ (23,376)	$ (36,388)	$ (97,499)
Depreciation and amortization	31,749	29,891	92,544	88,960
Depreciation, discontinued operations and unconsolidated entities	3,664	7,508	13,315	25,750
Interest expense	31,393	32,924	93,664	98,323
Interest expense, discontinued operations and unconsolidated entities	934	2,009	4,060	8,016
Noncontrolling interests in other partnerships	386	378	440	269
EBITDA	48,571	49,334	167,635	123,819
Impairment loss	—	—	1,335	7,003
Impairment loss, discontinued operations	—	946	—	6,247
Hurricane loss	851	—	851	—
Hurricane loss, discontinued operations and unconsolidated entities	231	—	231	—
Debt extinguishment, including discontinued operations	11,786	355	12,598	24,316
Acquisition costs	16	413	114	1,359
Gain on sale of hotels	(9,922)	(701)	(26,641)	(7,362)
Gain on involuntary conversion	—	(109)	—	(292)
Loss on involuntary conversion, discontinued operations	—	—	—	12
Amortization of stock compensation	1,210	1,766	3,748	5,343
Severance costs	71	—	451	—
Abandoned projects	219	—	219	—
Pre-opening costs	202	—	245	—
Adjusted EBITDA	53,235	52,004	160,786	160,445
Adjusted EBITDA from discontinued operations	(1,667)	(5,066)	(13,836)	(24,653)
Adjusted EBITDA from acquired hotels[a]	—	—	—	165
Same-store Adjusted EBITDA	$ 51,568	$ 46,938	$ 146,950	$ 135,957

(a) For same-store metrics, we have included the two hotels acquired in May 2011 for all periods presented.

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
Same-store operating revenue:				
Room	$188,886	$177,858	544,664	516,384
Food and beverage	33,673	30,288	109,472	105,999
Other operating departments	12,237	13,488	38,177	39,140
Same-store operating revenue	234,796	221,634	692,313	661,523
Same-store operating expense:				
Room	49,794	47,805	144,419	139,330
Food and beverage	29,176	26,892	89,354	85,343
Other operating departments	5,593	5,979	16,976	17,719
Other property related costs	63,940	61,944	188,428	182,859
Management and franchise fees	10,895	10,245	32,188	30,376
Taxes, insurance and lease expense	16,170	14,149	46,135	41,099
Same-store operating expense	175,568	167,014	517,500	496,726
Hotel EBITDA	$ 59,228	$ 54,620	$174,813	$164,797
Hotel EBITDA Margin	25.2%	24.6%	25.3%	24.9%

**Reconciliation of Same-store Operating Revenue and Same-store Operating Expense to Total
Revenue, Total Operating Expense and Operating Income**
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Same-store operating revenue[a]	$ 234,796	$ 221,634	$ 692,313	$ 661,523
Other revenue	1,441	1,394	2,672	2,630
Revenue from acquired hotels	—	—	—	(11,455)
Total revenue	236,237	223,028	694,985	652,698
Same-store operating expense[a]	175,568	167,014	517,500	496,726
Consolidated hotel lease expense[b]	10,910	10,582	31,339	29,383
Unconsolidated taxes, insurance and lease expense	(1,727)	(1,716)	(5,491)	(5,152)
Corporate expenses	5,695	6,258	20,074	22,705
Depreciation and amortization	31,749	29,891	92,544	88,960
Impairment loss	—	—	1,335	7,003
Hurricane loss	851	—	851	—
Expenses from acquired hotels[a]	—	—	—	(11,290)
Other expenses	1,312	1,208	3,075	3,455
Total operating expenses	224,358	213,237	661,227	631,790
Operating income	$ 11,879	$ 9,791	$ 33,758	$ 20,908

(a) For same-store metrics, we have included the two hotels acquired in May 2011 for all periods presented as if they were acquired at the beginning of the period.

(b) Consolidated hotel lease expense represents the percentage lease expense of our 51% owned operating lessees. The offsetting percentage lease revenue is included in equity in income from unconsolidated entities.

**Reconciliation of Forecasted Net Loss to Forecasted Adjusted FFO and
Adjusted EBITDA**
(in millions, except per share and unit data)

| | Full Year 2012 Guidance | | | |
| | Low Guidance | | High Guidance | |
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss attributable to FelCor[b]	$ (40)		$ (36)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(79) $	(0.64)	(75) $	(0.60)
Gain on sale of hotels	(50)		(50)	
Depreciation[c]	141		141	
Impairment	1		1	
FFO	13 $	0.10	17 $	0.13
Debt extinguishment	13		13	
Hurricane loss	1		1	
Adjusted FFO	$ 27 $	0.21	$ 31 $	0.25
Net loss attributable to FelCor[b]	$ (40)		$ (36)	
Depreciation[c]	141		141	
Interest expense[c]	129		129	
Amortization expense	5		5	
EBITDA	235		239	
Gain on sale of hotels	(50)		(50)	
Impairment	1		1	
Debt extinguishment	13		13	
Hurricane loss	1		1	
Adjusted EBITDA	$ 200		$ 204	

(a) Weighted average shares and units are 124.6 million.
(b) For guidance, we have assumed no gains or losses on future asset sales.
(c) Includes pro rata portion of unconsolidated entities.

-more-

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation, amortization and impairment losses. FFO for unconsolidated partnerships and joint ventures are calculated on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets and impairment losses because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets and impairment losses represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis.

We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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